Exhibit 99.1

SuperCom Acquires PowaPOS Business

Acquisition of Unique Hardware Solution to Accelerate Adoption of Mobile Point-of-Sale Technologies

Herzliya, Israel & New York, NY, April 18, 2016 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, today announced that it has acquired the business of PowaPOS, the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

PowaPOS has deployed its products in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

Arie Trabelsi, CEO of SuperCom added, “This synergistic acquisition extends SuperCom’s range of secure payment solutions and provides access to new customers and distribution channels for the company. We are extremely pleased to have the opportunity to invest in the future of the retail POS business and expect to make SuperCom’s secure payment solutions available to the large and growing number of POS developers around the world already committed to the platform.”

“Joining the SuperCom group allows us to continue delivering world class retail and payment technology solutions to our customers around the world, capitalize on a number of synergies with SuperCom’s mobile payment solution and enables us to accelerate our expansion plans in this exciting industry,” said Jeff Dumbrell, CEO PowaPOS. “SuperCom gives us a powerful platform for growth and an established channel to market, where we can combine our industry leading hardware with SuperCom’s increasingly diverse, interconnected solutions. This is an ideal marriage for PowaPOS.”

Dumbrell continued, “We will be announcing some exciting changes to our organization over the coming weeks, and remain fully committed to protecting our customers’ investments including continuity of service across our range of solutions.”

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

About PowaPOS

PowaPOS is a market-leading point of sale platform purpose-built to meet market demand for mobile and tablet-based payments at the point of sale. The PowaPOS T25’s fully integrated design incorporates all common retail peripherals into a compact and cost-effective footprint. Powered by a single power cord, the PowaPOS platform features a universal tablet mount, built in thermal printer, 2D barcode/QR code scanner, swiveling design with customer/clerk orientation sensor, and the PowaPOS Cash Drawer. More than 150 POS software developers around the world have already integrated with the T25 using the advanced and simple to use PowaPOS SDK. The PowaPOS SDK works with virtually all iOS, Android and Windows POS software applications, as well as third party payment devices and many other retail peripherals.

PowaPOS’s website is http://www.powapos.net

SuperCom Corporate Contact:

Ordan Trabelsi, President Americas

Tel: 1 212 675 4606

ordan@supercom.com

PowaPOS Corporate Contact

Paul Rasori, CMO

Tel: 1 678 575 0556

Paul.Rasori@powapos.net

Investor Relations Contacts:

Brett Maas / Rob Fink

Hayden IR

(646) 536.7331 / (646) 415.8972

brett@haydenir.com / rob@haydenir.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.